Exhibit 12.1

Atlas Pipeline Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

(amounts in thousands, except ratios)

	Six Months Ended June 30,
	2012	2011
Earnings:
Income from continuing operations before income tax expense (1)(2)	$81,322	$250,474
Fixed charges	22,941	20,937
Adjustment to net distributed income from equity investee	787	615
Interest capitalized	(4,189)	(1,315)
Amortization of previously capitalized interest	235	156
Non-controlling interest	(2,597)	(2,732)

Total	$98,499	$268,135

Fixed Charges:
Interest cost and debt expense	$17,977	$18,590
Interest capitalized	4,189	1,315
Interest allocable to rental expense(3)	775	1,032

Total fixed charges	22,941	20,937
Preferred dividends	—	389

Total fixed charges and preferred dividends	$22,941	$21,326

Ratio of earnings to fixed charges	4.3x	12.8x

Ratio of earnings to fixed charges and preferred dividends	N/A	12.6x

(1)	Includes a $54.0 million non-cash gain recognized on derivatives for the six months ended June 30, 2012.
(2)	Includes a $255.7 million gain on asset sale and a $4.6 million non-cash loss recognized on derivatives for the six months ended June 30, 2011.
(3)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.